SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

[Income ON Demand II Plus]

Guaranteed Minimum Withdrawal Benefit Rider

This rider is made part of the Contract to which it is attached and is effective on the Rider Date shown on the Contract Specifications.  Except as stated in this rider, it is subject to the provisions contained in the Contract.

DEFINITIONS

Account:  the Accumulation Account as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Anniversary:  the same date each year as the Rider Date with the first Account Anniversary being one year from the Rider Date.

Account [Quarter]:  a [three-month] period with the first Account [Quarter] beginning on the Rider Date.

Account Value:  the Accumulation Account Value as set forth in the Contract section “Contract Values During Accumulation Period.”

Account Year:  each consecutive 12-month period from the Rider Date.

Annual Income Amount:  an amount equal to [5%] of the Income Benefit Base on each Account Anniversary.

Bonus Base:  the amount used to calculate any bonus amounts during the Bonus Period. It is equal to the initial Purchase Payment and is increased for additional Purchase Payments and step-up amounts, and decreased for Early Withdrawals and Excess Withdrawals.

Bonus Period:  a [ten] year period beginning on the Rider Date.

Designated Funds:  any Sub-account or Fixed Account that the Company makes available for use with this rider.

Early Withdrawal:  any withdrawal taken prior to the First Withdrawal Date.

Excess Withdrawal:  during the Bonus Period, it is any withdrawal taken after the First Withdrawal Date that when added to all prior withdrawals in that Account Year exceeds Annual Income Amount or the required minimum distribution amount, if higher. During the Stored Income Period, it is any withdrawal taken after the First Withdrawal Date that exceeds the Stored Income Balance or the required minimum distribution amount, if higher.

Fee Base:  the amount used to calculate the rider fee.

First Withdrawal Date:  the Rider Date if the Owner is at least age [59] on the Rider Date, otherwise the first Account Anniversary after the Owner attains age [59].

Highest [Quarterly] Value:  the amount used to calculate step-up values as described in the Step-Up Feature of this rider. It is the highest Account Value at the end of each Account [Quarter] during the one-year period ending on the then current Account Anniversary.

Income Benefit Base:  the amount used to calculate the Annual Income Amount.

One-time Option:  an option that the Owner may only elect once to increase the Income Benefit Base by decreasing the Stored Income Balance.

Owner:  except as otherwise specifically noted under the “Joint-Life Coverage” section below the term “Owner” refers to  the oldest Owner; in the case of a non-natural Owner, the term “Owner” refers to the oldest Annuitant.

Stored Income Balance:  the amount that may be withdrawn during the Stored Income Period and after the First Withdrawal Date without causing a loss to the Income Benefit Base.

Stored Income Period:  a period beginning on the later of the first Account Anniversary, the end of the Bonus Period or the date of the Account Anniversary following the Owner's [50th ] birthday, and ending on the Annuity Commencement Date.

THE RIDER BENEFIT

This rider guarantees an amount up to which the Owner may withdraw each year beginning on the First Withdrawal Date as long as the requirements of this rider are met. The guaranteed annual amount available for withdrawal is known as the Annual Income Amount. The Annual Income Amount may increase during the Bonus Period as described below. Additionally, the Annual Income Amount increases the Stored Income Balance on each Account Anniversary as described below in the section titled How the Stored Income Balance is Determined.

How the Income Benefit Base is Determined
On the Rider Date, the Income Benefit Base is equal to the initial Purchase Payment. After the Rider Date, the Income Benefit Base is:

•	increased by any bonus amount during the Bonus Period;
•	increased by any step-ups as described in the Step-Up Feature section below;
•	increased to the extent the One-time Option is used for any amount of the Stored Income Balance to increase the Income Benefit Base;
•	increased by any subsequent Purchase Payments made during the first year following the Rider Date;
•	decreased following any Early Withdrawals; and
•	decreased following any Excess Withdrawals.

If the Account Value is equal to zero during the Bonus Period for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Income Benefit Base is greater than zero, the Owner will receive annual payments equal to [5%] of Income Benefit Base. These annual payments will continue for as long as the Owner lives. If the Owner elected joint-life coverage, these payments will continue as long as either the Owner or their spouse lives.

How the Annual Income Amount is Determined
The Annual Income Amount is first determined when the Stored Income Period begins and then on each subsequent Account Anniversary. The Annual Income Amount is equal to [5%] of the Income Benefit Base.

The Annual Income Amount will be reset to equal [5%] of the Income Benefit Base on the valuation day of any change to the Income Benefit Base as described above.

If a step-up occurs as described in the Step-Up Feature section below, then the Annual Income Amount will be set equal to [5%] of the new Income Benefit Base.

How the Stored Income Balance is Determined
On the beginning of the Stored Income Period, the Stored Income Balance is set to equal the Annual Income Amount. After the initial Stored Income Balance has been set, the Stored Income Balance is:

•	increased by [5%] of any subsequent Purchase Payments made during the first year following the Rider Date;
•	increased on each Account Anniversary by the amount of the Annual Income Amount determined on that Anniversary;
•	decreased by the amount of any withdrawals taken up to the amount of the Stored Income Balance; and
•	decreased by the amount used in exercising the One-time Option to increase the Income Benefit Base.

The Owner may withdraw all or a portion of the Stored Income Balance through partial withdrawals or  use all or a portion of the Stored Income Balance to effect the One-time Option to increase the Income Benefit Base.

Withdrawals from the Stored Income Balance can be taken at any time after the First Withdrawal Date without affecting the Income Benefit Base. If the Owner makes a withdrawal that does not exceed the Stored Income Balance, then at any time prior to the Annuity Commencement Date:

•	the Stored Income Balance will be decreased by the amount withdrawn; and
•	the withdrawal will not be subject to any Contract surrender charges.

Any unused portion of the Stored Income Balance remains available for future withdrawals.

If the Account Value is equal to zero during the Stored Income Period for any reason other than upon an Early Withdrawal or Excess Withdrawal and the Stored Income Balance is greater than zero, the Owner will receive annual payments equal to [5%] of Income Benefit Base. Before the Owner begins to receive their annual payments, they will be notified that they must deplete the Stored Income Balance by either or any combination of the following:

•	withdrawing the remaining Stored Income Balance; or
•	applying the remaining amount of the Stored Income Balance to increase the Income Benefit Base.

One-time Option
The One-time Option allows the Owner to use all or a portion of the Stored Income Balance to increase the Income Benefit Base and the future Annual Income Amount. This option may be exercised only once and must occur prior to the Annuity Commencement Date.  If the Owner elects to use any portion of the Stored Income Balance to increase the Annual Income Amount, then:

•	the Stored Income Balance will be decreased by the amount used; and
•	the amount of the Stored Income Balance used will be added to the Income Benefit Base, and
•	the Annual Income Amount will be reset on the next Account Anniversary to [5%] of the Income Benefit Base.

Subsequent to the exercise of this One-time Option, the new Annual Income Amount will be added to the Stored Income Balance on each Account Anniversary, unless and until there is another occurrence (as noted in this section) that changes the Annual Income Amount.

Purchase Payments
Additional Purchase Payments may NOT be made after the [first year] following the Rider Date.

Withdrawals
All withdrawals may reduce the Stored Income Balance and the Income Benefit Base. Withdrawals taken prior to the First Withdrawal Date will be subject to surrender charges if they exceed the Contract free withdrawal amount. On or after the First Withdrawal Date, withdrawals taken under this rider will not be subject to withdrawal charges unless they exceed the greatest of the Contract free withdrawal amount, the Stored Income Balance, or any minimum distribution amount required under the Internal Revenue Code.

Early Withdrawals
When an Early Withdrawal is taken during the Bonus Period, the Annual Income Amount will be reduced by the amount of the withdrawal and the Bonus Base will be reduced in the same proportion as the amount withdrawn reduces the Account Value. When an Early Withdrawal is taken during the Stored Income Period, the Stored Income Balance and the Income Benefit Base will each be reduced in the same proportion as the amount withdrawn reduces the Account Value.

Early Withdrawals will be subject to withdrawal charges to the extent that such withdrawals exceed the free withdrawal amount under the Contract.

Excess Withdrawals
During the Bonus Period, any Excess Withdrawals taken will reduce the Income Benefit Base and Bonus Base in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Annual Income Amount.

During the Stored Income Period, any Excess Withdrawals taken will reduce the Stored Income Balance to zero. These withdrawals will reduce the Income Benefit Base in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Stored Income Balance.

If the Account Value is equal to zero as a result of an Early Withdrawal or Excess Withdrawal, then the Stored Income Balance, if any, the Income Benefit Base and the Bonus Base will each be reduced to zero and this rider will be cancelled.

Currently, any withdrawal in excess of the Annual Income Amount or Stored Income Balance that is taken to satisfy IRS required minimum distributions will not be treated as an Excess Withdrawal, and will not reduce the Income Benefit Base. However, if there is any material change to the current Internal Revenue Code and IRS regulations and guidelines governing the timing or determination of required minimum distribution amounts, then the Company reserves the right to treat any withdrawal greater than the Annual Income Amount or Stored Income Balance as an Excess Withdrawal, which may significantly reduce the Income Benefit Base.

Bonus Feature
If a withdrawal is not taken in any Account Year during the Bonus Period, then a bonus amount equal to [7%] of the Bonus Base will be added to the Income Benefit Base at the [end of each Account Year] during the Bonus Period. However, if this amount is less than the step-up amount the Owner would receive as described in the Step-Up Feature section below, then the Income Benefit Base will instead be increased by the step-up amount.

After the [first Account Anniversary], the Owner may choose to end the then current Bonus Period as long as they are at least attained age [50]. The Stored Income Period will then begin on the Account Anniversary following such election.

When a step-up occurs during the Bonus Period, the current Bonus Period ends and a new Bonus Period starts on the date of such step-up.

If a withdrawal is taken in any Account Year during the Bonus Period, then a bonus amount will not be added to the Income Benefit Base during that Account Year.

Rider Fee
While this rider is in effect, a fee will be deducted from the Account Value on the last valuation day of each Account [Quarter]. The rider fee is equal to the rider fee rate multiplied by the Fee Base on the last valuation day of each Account [Quarter].

During the first Account Year, the Fee Base is equal to the Income Benefit Base. On each Account Anniversary, the Fee Base is reset to equal the Income Benefit Base plus the Stored Income Balance, if any, less the Annual Income Amount for that Account Year if this reset amount is higher than the current Fee Base.

If any subsequent Purchase Payments are made during the [first year] following the Rider Date, then the Fee Base will increase by the amount of the Purchase Payment on the date it is received.

If an Excess Withdrawal is taken, then the Fee Base on that date will be reduced in the same proportion as the Account Value is reduced by the amount of the withdrawal that exceeds the Stored Income Balance.

If an Early Withdrawal is taken, then the Fee Base on that date will be reduced in the same proportion as the amount withdrawn reduces the Account Value.

The rider fee will continue to be deducted until the earliest of the Annuity Commencement Date, the Account [Quarter] on or next following the date the Account Value equals zero, or upon cancellation of this rider.

Step-Up Feature
On [each Account Anniversary] prior to the Annuity Commencement Date, the Company will compare the Income Benefit Base to the Highest [Quarterly] Value minus the Stored Income Balance.

Prior to the Stored Income Period, if the Highest [Quarterly] Value minus is greater than the Income Benefit Base, then the Company will step-up (increase) the Income Benefit Base to an amount equal to the Highest [Quarterly] Value.

During the Bonus Period, if the Highest [Quarterly] Value is greater than the Income Benefit Base, then the Company will step-up (increase) the Income Benefit Base and Bonus Base to an amount equal to the Highest [Quarterly] Value less the Income Benefit Base. However, if the amount the Owner would receive is less than [7%] of the Bonus Base, the Income Benefit Base will instead be increased by [7%] of the Bonus Base.

During the Stored Income Period, if the Highest [Quarterly] Value minus the Stored Income Balance is greater than the Income Benefit Base, then the Company will step-up (increase) the Income Benefit Base to an amount equal to the Highest [Quarterly] Value less the Stored Income Balance.

After a step-up, the Annual Income Amount will be set equal to [5%] of the new Income Benefit Base.

When a step-up occurs during the Bonus Period, the current Bonus Period ends and a new Bonus Period starts on the date of such step-up.

The Company retains the right to increase the rider fee rate at the time of step-up. Any step-up will automatically occur unless a rider fee rate increase is applicable. If a rider fee rate increase is applicable, then the Company will send advance notice to the Owner. The Owner's prior written consent to accept the higher rider fee rate increase must be received by the Company before a step-up will occur. If the Owner chooses not to step-up, then the Bonus Period will not be extended.

A step-up will not be allowed if the Account Value is higher than [$5,000,000]. For purposes of determining the [$5,000,000] limit, the Company reserves the right to aggregate Account Value with the account values of all other variable annuity Contracts owned by the Owner that have been issued by Sun Life Assurance Company of Canada (U.S.) or its affiliates.

Designated Funds
While this rider is in effect, the entire Account Value must be allocated to one or more of the Designated Funds. The value of the Designated Funds will be automatically rebalanced at the end of each Account [Quarter] to the then current allocation percentages percentages elected by the Owner.

The Company reserves the right to change the available Designated Funds on new and existing Contracts and to limit the percentages that may be allocated to the Designated Funds. Unless otherwise provided, any time there is a change in the Designated Funds, the Account Value will remain in the previously available Designated Funds.  However, any future transfers or Purchase Payments may only be allocated to the Designated Funds then available.  In the event of step-up, the Company reserves the right to require that all Account Values be allocated to the Designated Funds available at the time of step-up.  Any transfer or allocation of Purchase Payments other than to a Designated Fund will result in cancellation of this rider.

Joint-Life Coverage
The Owner has the option of electing this rider with single-life coverage or, for a higher rider fee rate, with joint-life coverage. Joint-life coverage is available only if the Owner and sole primary Beneficiary are spouses.  If joint-life is elected then the term Owner refers to the younger spouse. Joint-life coverage can be elected on an individually-owned Contract or on a co-owned Contract. A co-owned Contract must be owned by spouses. Single-life coverage provides an Annual Income Amount for as long as the Owner is alive. Joint-life coverage provides an Annual Income Amount for as long as either the Owner or the Owner’s spouse is alive. If joint-life coverage is elected, the benefits made available under this rider are based on the age of the younger spouse.

Either single-life or joint-life coverage must be elected no later than the Rider Date. Once elected, the Owner may not switch between single-life and joint-life coverage. With respect to joint-life coverage, should the Owner’s spouse (as of the Rider Date.) cease to be the sole primary Beneficiary under the Contract, then joint-life coverage will automatically convert to single-life coverage. Under these circumstances, the higher fee associated with joint-life coverage will continue to be assessed, and all rider benefits will continue to be based on the age of the younger spouse.

Death of Owner
If single-life coverage was selected, at the death of any Owner, then this rider terminates and the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Contract.  Alternatively, if the surviving spouse is the sole primary Beneficiary and elects to continue the Contract (“spousal continuation”), then the spouse has the additional option of electing a new rider on the original Contract assuming that the rider is available at the time of election. If the surviving spouse makes such election then:

•	the new Account Value will be the Death Benefit; and
•	the rider fee rate will be the then current rider fee rate on that date; and
•	a new Bonus Period begins; and
•	upon death of the surviving spouse, this rider ends.

If joint-life coverage was selected and one of the Owners dies, then this rider will continue, provided that the surviving spouse, as the sole primary beneficiary, continues the Contract (“spousal continuation”).  In such case:

•	the new Account Value will be the Death Benefit; and
•	the rider fee immediately prior to the Owner’s death will continue to the surviving spouse; and
•
the Income Benefit Base and Bonus Base, if any, will remain unchanged until the next Account Anniversary when a step-up could apply due to an increase in Account Value. See the “Step-Up Feature” section above; and

•	all benefits continue to be based on the age of younger spouse; and
•	upon death of the surviving spouse, this rider ends.

Alternatively, the surviving spouse may choose to take any available option under the Death Benefit provisions of the Contract, and the Contract and this rider will both end.

In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

What Happens on the Annuity Commencement Date
If the Account Value is greater than zero on the Annuity Commencement Date, then the Owner may elect to:

1.	surrender the Contract and receive greater of the Cash Surrender Value or the Stored Income Balance; or
2.	annuitize the Account Value under one of the then currently available Annuity Options; or
3.
receive any remaining Stored Income Balance in a single sum and to annuitize the remaining Account Value as a single-life annuity (or a joint-life annuity, if joint-life coverage was elected at issue and is still eligible) with an annualized annuity payment of not less than [5%] multiplied by the Income Benefit Base that would have been payable immediately prior to the Annuity Commencement Date.

If no election is made, then the Company will default to the third option described above.

All other Contract benefits, including death benefits, terminate on the Annuity Commencement Date.

Cancellation of this Rider
Cancellation of this rider will occur upon the earliest of:

•	the date we approve the Owner’s request to cancel this rider;
•	the date any Purchase Payment is allocated to other than a Designated Fund;
•	the date any portion of Account Value maintained in a Designated Fund is transferred to other than a Designated Fund;
•	a change of ownership of the Contract except in the case of a non-natural Owner;
•	the date the Stored Income Balance, if any, and the Income Benefit Base are reduced to zero as a result of an Early Withdrawal or Excess Withdrawal;
•	the Annuity Commencement Date under the Contract; or
•	termination of the Contract.

[[Missing Graphic Reference]
Robert C. Salipante
President]

IOD-P